			Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

($ in thousands)
	2012	2011	2010	2009	2008
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(55,532)	$(47,061)	$(47,286)	$(8,659)	$(105,648)
Amortization of interest capitalized	1,971	1,986	1,988	2,008	3,100
Interest capitalized	(1,210)	(438)	(1,153)	(3,870)	(25,032)
Distributed income of equity investees	925	3,737	5,566	11,601	13,344
Fixed Charges	98,992	92,892	90,351	95,856	100,002
Total Earnings	$45,146	$51,116	$49,466	$96,936	$(14,234)

Fixed Charges:
Interest expense	92,085	87,667	84,553	87,023	69,951
Interest capitalized	1,210	438	1,153	3,870	25,032
Debt costs amortization	5,697	4,787	4,645	4,963	5,019
Total Fixed Charges	$98,992	$92,892	$90,351	$95,856	$100,002

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	1.0	(a)

a) For the years ended December 31, 2012, 2011, 2010 and 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $53.8 million, $41.8 million, $40.9 million and $114.2 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all years presented is impacted by non-cash depreciation and amortization expense and the classification of operations for assets held for sale and sold as discontinued operations. In addition, for the year ended
December 31, 2010, the deficiency of the ratio of earnings to fixed charges is also the result of a decline in revenue as the result of pressure on net effective rents. For the year ended December 31, 2008, the deficiency of the ratio of earnings to fixed charges is also due to the $116.9 million of non-cash impairment charges, respectively, related to the Company's for-sale residential business and certain development projects.